Exhibit 99.1

SUPER GROUP ANNOUNCES SUCCESSFUL COMPLETION OF OFFER AND CONSENT SOLICITATION

New York, NY – December 14, 2022 – Super Group (SGHC) Limited (NYSE: SGHC) (“SGHC”, “Super Group” or the “Company”) announced today the completion of its previously announced exchange offer (the “Offer”) and consent solicitation (the “Consent Solicitation”) relating to its outstanding (i) public warrants to purchase ordinary shares of the Company, no par value (the “Ordinary Shares”), which warrants trade on the New York Stock Exchange (“NYSE”) under the symbol “SGHC WS”(the “public warrants”) and (ii) private placement warrants to purchase Ordinary Shares (the “private placement warrants” and, together with the public warrants, the “warrants”). The Company issued 5,332,141 Ordinary Shares in exchange for the public warrants tendered in the Offer.

As previously announced, the Company and Continental Stock Transfer & Trust Company entered into the related amendment to the warrant agreement governing the warrants (the “Warrant Amendment”), dated December 12, 2022. Pursuant to the Warrant Amendment, the Company exercised its right to (i) to exchange all remaining untendered public warrants for Ordinary Shares at a ratio of 0.225 Ordinary Shares per public warrant and (ii) to cancel any remaining private placement warrants for no consideration, following which no public or private warrants will remain outstanding (together, the “Post-Offer Exchange”). The Company expects to issue approximately 263,606 additional Ordinary Shares in exchange for untendered public warrants as part of the Post-Offer Exchange. The Company has fixed the date for the Post-Offer Exchange as December 26, 2022. The last day of trading for the warrants will be December 23, 2022.

As a result of the completion of the Offer and Consent Solicitation and the Post-Offer Exchange, no warrants will remain outstanding. Accordingly, the public warrants will be suspended from trading on the NYSE and will be delisted upon completion of the Post-Offer Exchange. The Ordinary Shares will continue to be listed and trade on the NYSE under the symbol “SGHC”. Following completion of the Offer and Consent Solicitation, there are approximately 495,529,609 Ordinary Shares outstanding (an increase of approximately 1.09% from prior to the Expiration Date) and following completion of the Post-Offer Exchange there will be approximately 495,793,215 Ordinary Shares outstanding (an increase of approximately 1.14% from prior to the closing of the Expiration Date).

Under the terms of the Business Combination Agreement, dated as of April 23, 2021, by and among Super Group (SGHC) Limited, SGHC Limited, Sports Entertainment Acquisition Corp. (“SEAC”), Super Group (SGHC) Merger Sub, Inc. and Sports Entertainment Acquisition Holdings LLC, certain shareholders of the Company (the “Pre-Closing Holders,” as defined in the Business Combination Agreement) had contingent rights to receive up to 50,969,088 Ordinary Shares (the “Earnout Shares”), subject to the Company’s attainment of certain share prices over a five-year period from the closing date of the Company’s merger with SEAC. Conditional upon the completion of the Offer and Consent Solicitation, the Pre-Closing Holders have waived their respective rights to receive any Earnout Shares arising from the Company’s earnout obligation under the Business Combination Agreement. Upon the completion of the Offer and Consent Solicitation, no further Ordinary Shares are issuable under the Business Combination Agreement.

The Company engaged Georgeson as the information agent for the Offer and Consent Solicitation, and Continental Stock Transfer & Trust Company as the exchange agent for the Offer and Consent Solicitation.

About Super Group (SGHC) Limited

Super Group (SGHC) Limited is the holding company for leading global online sports betting and gaming businesses: Betway, a premier online sports betting brand, and Spin, a multi-brand online casino offering. The group is licensed in multiple jurisdictions, with leading positions in key markets throughout Europe, the Americas and Africa. The group’s sports betting and online gaming offerings are underpinned by its scale and leading technology, enabling fast and effective entry into new markets. Its proprietary marketing and data analytics engine empowers it to responsibly provide a unique and personalized customer experience. For more information, visit www.sghc.com.

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.

These forward-looking statements include, but are not limited to, the consummation of the Post-Offer Exchange. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to those described under the caption “Risks Related to Our Warrants and the Offer to Exchange and Consent Solicitation” in the Company’s Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”), as amended on November 22, 2022, and declared effective by the SEC on December 9, 2022. Other potential risks and uncertainties that could cause actual results to differ from the results predicted include, among others, those risks and uncertainties included under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on April 20, 2022, and in Super Group’s other filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in other documents filed or that may be filed by Super Group from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Super Group assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Super Group does not give any assurance that it will achieve its expectations.

Contacts:

Investors:

investors@sghc.com

Media:

media@sghc.com

Source: Super Group